UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2021

Commission file number 1-2874

TEEKAY CORPORATION

(Translation of registrant’s name into English)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑              Form 40- F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes   ☐              No   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   ☐              No   ☑

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Teekay Corporation titled “Stonepeak to Acquire Teekay LNG in a $6.2 Billion Transaction.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: October 4, 2021	By:	/s/ Kenneth Hvid
Kenneth Hvid
Director, President and Chief Executive Officer